EXHIBIT 21

INDEPENDENCE HOLDING COMPANY

Subsidiaries as of March 15, 2005

Subsidiary	Jurisdiction
Independence Capital Corp.	Delaware
Madison National Life Insurance Company, Inc.	Wisconsin
Madison Investors Corporation	Delaware
IC West	Delaware
Credico Insurance Services, Inc.	North Carolina
Credico Life Insurance Company	Nevis
Standard Security Life Insurance Company of New York	New York
Standard Security Investors Corp.	New York
SSH Corp.	Delaware
Medical Alliance Partnership LP	Minnesota
Majestic Underwriters L.L.C.	Delaware
Strategic Health Associates Inc.	Delaware
On-Line Brokerage, Inc.	Delaware
Madison Standard Corp.	Wisconsin
IHC LLC	Delaware
G.P. Associates Holding Corp.	Delaware
Independence Preferred Trust I	Delaware
Independence Preferred Trust II	Delaware
Independence Preferred Trust III	Delaware